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                                                            Exhibit 3


VALUEACT CAPITAL PARTNERS                 MELLON HBV ALTERNATIVE
435 Pacific Avenue                        STRATEGIES LLC
San Francisco,  CA  94133                 200 Park Avenue, Suite 300
                                          New York, NY  10166-3399

November 3, 2004

Mr. Fred Zeidman
Chair, Interim President and
  Chief Executive Officer
Seitel, Inc.
10811 S. Westview Circle
Bldg. C, Ste. 100
Houston, TX  77043

Dear Fred:

As a result of recent discussions between ValueAct Capital and Mellon HBV, we are writing this letter. First, we compliment you on your stewardship of Seitel since its emergence from bankruptcy this summer. As noted in ValueAct Capital's letter to you a few weeks ago, we appreciate that Seitel still faces significant challenges, including the recent departure of Randy Stilley (and attendant search for a new chief executive officer) as well as the Company's highly leveraged capital structure. Naturally, these challenges are also a major concern of ours as major shareholders.

As you know, ValueAct Capital owns approximately 12.3% of Seitel's outstanding common stock, and Mellon HBV owns approximately 23.9% of Seitel's outstanding common stock (including currently exercisable warrants). Thus, together Mellon HBV and ValueAct Capital own or have the right to purchase a significant amount of Seitel's common stock.

In view of our respective financial stakes in Seitel, and based upon our previous experience working with boards of directors of companies like Seitel, we believe that, working alongside the current directors, ValueAct Capital and Mellon HBV can assist the Company in meeting the significant challenges which it currently faces.

To that end, we respectfully request that the Board of Directors of Seitel expand the size of the Board from seven to nine directors and appoint our representatives, Jay Golding and Kevin Flannery, to fill the newly created vacancies.

We make this request after careful consideration and with the objective of working with the Board and management to enhance the prospects of Seitel for the benefit of all shareholders. We look forward to speaking with you soon about our proposal.

Very truly yours,

/s/ Peter H. Kamin                              /s/ George J. Konomos
------------------------                        ---------------------------
Peter H. Kamin                                  George J. Konomos
Partner                                         Portfolio Manager
ValueAct Capital                                Mellon HBV Alternative
                                                Strategies LLC

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